Mail Stop 4561
<u>Via U.S. Mail and Facsimile (864) 286-4241</u>

May 18, 2009

Michael L. Baur
Chief Executive Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

> **Re: ScanSource, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 28, 2008**
> **File No. 000-26926**

Dear Mr. Baur:

     We have reviewed your response letter dated May 8, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 4, 2009.

<u>Annual Report on Form 10-K for fiscal year ended June 30, 2008</u>

<u>Part I</u>

<u>Item 1. Business, page 1</u>

<u>General</u>

1. We note your response to comment 1 of our letter concerning your 10 largest vendors. We specifically note your statement that you decided not to file your distribution agreements with your vendors pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K based on your determination that these agreements are made in the ordinary course of business and that your business is not substantially

dependent on any of these distribution agreements. As previously requested, please tell us in your response whether any of your vendors constitute 10% or more of your net sales. We remind you that to the extent that you need to file any vendor agreement pursuant to Item 601(b)(10) of Regulation S-K, you may seek confidential treatment of specific pricing or other confidential information pursuant to Rule 24b-2 of the Exchange Act.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director